
nuudii
SYSTEM

INVEST IN **NUUDII SYSTEM**

Patented, Grab-and-Go Boobwear that addresses fit, function, and fashion.

nuudiisystem.com New York, NY

Female Founder | B2B | Ecommerce | Consumer Goods | Retail

Highlights

1. $6M+ sales, 196% YOY (23'), 78% gross margin
2. 🤝 100,000+ customers in 40+ countries
3. 🪖$1.6M raised, VC, Angel and prior Wefunder



3 $[illegible] raised, VC, Angel and prior Wefunder

4 ✅ 3 approved patents + 2 patents pending, Intl. & domestic trademarks

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Featured Investors



Graham R Clark Follow
Syndicate Lead

Invested $221,000

"I have had the great pleasure to work with Nuudii from the very early days. From before the initial Kickstarter through to today.

Necessity really is the mother of invention. From the inventor hand-sewing the first Nuudii, so she could dance all night in a sheer dress, to where we are today.

The team has driven amazing innovation for a large community of women that didn't know there was solution that provided both STYLE and COMFORT.

With 100% growth in 2023 and with more exciting innovation in 2024. Why wouldn't you join me in investing in Nuudii System! "

XRC Ventures Follow

"XRC invested in Annette and Nuudi for two very important reasons....

See more investor reviews

Our Team



Annette Azan Founder and CEO

Twenty-five year veteran, fashion executive, worked in global markets.



Successfully held senior positions in branding, marketing & sales for brands - Donna Karan/Urban Zen, Norma Kamali, Episode, Igedo Trade Shows. Energetic & visionary.

The idea chose me! Nuudii was born out of my desire to wear a sheer wedding dress. I couldn't find anything that would disappear under its fabric, allow me to look, but not be, braless and work with my skin-baring dress, so I invented it back in 2011!! My drive and passion come from seeing first-hand how it continues to positively affect women!



Morgan Healy   Director of Customer Journey

Solid Experience. Expert in every area that impacts customers. Brings her experience having led social media at Natori and CS at BaubleBar where she helped take them from startup to an omni-channel brand sold at major retailers.



Alaina Azan Goggin   Marketing Manager

Trailblazer. Staying one step ahead in the fast-paced world of marketing. One of the founding team members and an essential brand builder. Held managerial posts for LF and Bandier. Psychology major. Daughter of the founder.



Gabrielle Azan Goggin   Social Media Manager

Savvy and engaged in current trends. She guides our social imprint building a strong brand presence. Behind the scenes and in front of the camera, her energy and image is woven into the foundation of the brand. Psychology major. Daughter of the founder.



Rachel Lerner   Operations and Customer Service Manager

Detailed oriented and multi-faceted. She studied the business of fashion at FIT bringing all her learnings and perspectives into her current roles. Balancing creativity and intellect, she skillfully built systems from the ground up here at Nuudii System.



Dee Sader   Senior Technical & Creative Designer

Accomplished and driven, she brings her 16 years of experience in design, development and production from some of the most well-known brands (Skims and Free People) bringing her expertise to Nuudii System.



Jeannette Cantone Advisor

Former Executive VP Brand Creative at Victoria's Secret where she was instrumental in building cross brand synergy across all channels from product to marketing. Held positions at Warnaco and Natori as VP of Design & SVP of Merchandising.



Stephanie Sobel Advisor/Investor

Stephanie has been instrumental in shaping women's fashion for 25+ years. Held the position of President of Full Beauty. Her passion is building women's empowerment and held Board positions at Dress for Success, and Mondetta Clothing Company.

Why Nuudii System?

NEGATIVE BODY IMAGE
bras reshape leading to unhealthy body image

EXPENSIVE
bras lack versatility, therefore you must buy many

THE PROBLEM
women hate bras yet feel forced to wear them

BAD FIT
construction & fabric of bras don't allow for proper fit

UNCOMFORTABLE
bras dig, slip, & compress

COMPLICATED
bras don't work under many of today's fashion styles

Women are busier than ever &
deserve products that make their lives easier.

THE SOLUTION



nuudii
SYSTEM
the option between *bra* and *braless*

Nuudii System is a boobwear brand that uses advanced technology & patented design to create grab-and-go lifestyle products.

nuudii
SYSTEM
the option between
BRA and BRALESS
THIS BAG IS MADE FROM PLANTS!

Nuudii is for women who hate bras but don't want to go braless.
It's a freeing alternative to the dreaded bra. Feel supreme comfort with our 360° stretch fabric that hugs your natural shape for a perfect fit. Our patented design with 12+ ways to wear offers a crazy amount of versatility, specifically made for unique clothing and lifestyle activities.

Times have changed and women just want to be themselves. Our products do just that. They do not reshape, but instead allow women to reclaim their bodies and feel good about themselves. Nuudii is a grab-and-go boobwear brand, uncomplicating the complicated. We make living with boobs simple.

Nuudii's two strap design can be worn over 12+ ways for a variety of fashion styles.



We engineered something that has never been done before! Our flex fabric hugs like skin, is supremely comfortable, and adapts to each person's body.

Using a combination of our unique fabric and patented design, **we've cracked the fit challenge.** As a result, we have a 4% return/exchange rate in an industry that averages 37%! Our 10 Nuudii sizes = over 53 traditional bra sizes.

SUPREME COMFORT



PATENTED

Two strap design for versatility

Strap flexibility

Seamless edge

Gently lifts & holds your own natural shape

THE MARKET

The bra/sports bra market will reach over **$100 billion** in the next few years, yet very little innovation has happened to make living with boobs easier.



BRALESS

Nuudii
SYSTEM

BRAS/
SPORTS BRAS

INNOVATION
this has *never* been done before

Innovation is essential for the fashion industry's evolution, competitiveness, and ability to address societal and environmental challenges.

Innovation is the very foundation of Nuudii System. Nuudiis are made different, fit different, feel different and function differently than bras or bralettes, filling an untapped grey space.

TRACTION

140,000+ nuudiis sold

$6M+ sales

100,000+ customers

19 new products

40+ countries

CULT LIKE FOLLOWING

★★★★★

CUSTOMER REVIEWS

"Absolute game changer. And if you think me saying life changing is a bit dramatic, you've never been plagued with large breasts trying to find a good bra."

Kristen   SL/32F



"Absolutely, hands down, exactly what I've been looking for all my uncomfortable, bra-fidgeting life. You truly thought about the wearer and swept me off my feet."
Sandra   XLXL/ 42DDD



"As close to braless as I can get! I can maintain my natural shape. Honestly I like the way I look and feel, and am more confident about myself wearing this."
Hope   SL/ 32F

WE WENT

VIRAL

200K+
FOLLOWERS

SCROLL



SCROLL
THROUGH
ON TIKTOK



3M+
LIKES

50M+
VIEWS

ACROSS ALL SOCIAL PLATFORMS

Last year, our team set out with a plan to increase sales and build brand awareness organically through social channels like TikTok and Instagram. A few months after implementing our strategy, we went viral! From one video alone, we generated an over 1000% increase in sales. Since then, we've been able to build a strong community of customers. Our team creates all the content, as we've found it's the most authentic way to connect with our customers and educate them about Nuudii.

PRESS FEATURES

TODAY
27 best breathable bras and panties for summer
Nuudii Tee System
BuzzFeed
29 Small Businesses To Try If You're Determined To Shop Small More In 2022
14. Nuudii has started a revolution for boobs. They don't make bras, but rather a flexible support system that softly cradles your boobs with a subtle lift (aka that perfect sweet spot between bra and braless).
GLOSSY
Fashion Briefing: The sales channels brands are turning to now
TZR
These Lingerie Startups All Have One Thing In Common
THE NEW YORKER
BRAMANCING THE BRALESS: NOTES ON NINE LINGERIE STARTUPS
VOGUE
The Best Bras Modernizing and Redefining the Lingerie Space

THE PREVIOUS FUNDRAISE

Thanks to our Wefunder investors from 2022, our business has increased in value.

$330,940 raised via Wefunder in 2022

{ 19 New Products + 3x More Inventory + Increased Ad Spend } = **196%** Year Over Year Growth in 2023

- Expanded IP, 3 additional design patents pending
- Opened our first office & hosted our first in person pop-up
- Landed our first international wholesale account, Hudson's Bay



"The power of the collective is in our DNA. It's how we launched and how we've grown. Fundraising campaigns through Wefunder allow



us to continue our path of **inclusion** and democratize investing opportunities. When Nuudii succeeds, **we all win**."

Annette Azan
CEO/Founder

BRAND EXPANSION

Launch 4th Category

Expand Wholesale

1 Additional Patent

Pop-ups

Global Distribution / Key Markets

Flagship Store

Billboards

Vending Machines

Pop-Ups at Festivals

Sustainable Fabrics

Global Distribution

Partnerships & Collaborations

Expand Team

2024   **2025**   **2026**   **2027**

*forward-looking statements are not guaranteed

DISTRIBUTION CHANNELS

our unique packaging unlocks broad channels of distribution



recyclable packaging
made from plants

Pop-Ups

D2C

E-commerce



B2B

Wholesale Opportunities
- gyms
- beauty retailers
- hotels resorts spas
- general merchandise stores



Branded Retail Opportunities
- malls
- airports
- college campuses

SALES GROWTH

$1.1 MILLION — 2022

$2.3 MILLION — 2023

$4 MILLION — 2024

$7 MILLION — 2025

$12 MILLION — 2026

$16 MILLION — 2027

forward-looking projections cannot be guaranteed

OUR MOAT

how we keep competitors at bay

· Defensible IP (domestic & international)
  - 3 approved patents, 2 patents pending
  - Approved trademark
  - Copywritten tagline "the option between bra and braless"

· Seven years of design and development

· Sophisticated manufacturing processes, not easily replicated

· Manufacturing model allows for quick pivots and healthy cash flow

· Unique packaging allows for broad distribution in a number of channels not available to the bra market

· Exceptionally low return rate of 4% as a result of our unique design

· Strong brand culture and community

· Creation of a new category called "boobwear", first of its kind

USE OF FUNDS


5% Operational Costs
45% Inventory

45% Marketing

5% Product
Development

DESIGNED WITH PURPOSE PRODUCED WITH INTENTION

Nuudii is not like other brands. We believe that products should solve a problem in the market.

Our unique manufacturing process sets us apart from bra brands because our factory is vertically integrated, reducing carbon emissions. Our yarns, spun on recyclable cones, are knitted by piece, dramatically reducing material waste. Nuudii's hang tags are 100% post consumer recyclable, the mailers are made of recycled plastics, and the new packaging is made from plants. Nuudiis are never disposed of and unsalable merchandise is sent to be recycled.

We truly believe that **we have a responsibility to do the best we can for people and the planet.** We prioritize the health and wellness of everyone, including the people at our factory, by paying living wages and offering flextime. Most of our sewers are women, so our factory offers daycare, lunches, and provides a safe, clean, working atmosphere.



INVEST NOW



Be an active participant in creating

products that have a **positive impact** in women's lives

Support women & POC in business

Reap **financial rewards** when Nuudii reaches their future goals



MEET THE TEAM



ANNETTE AZAN
CEO/ FOUNDER



ALAINA AZAN GOGGIN
MARKETING MANAGER



GABRIELLE AZAN GOGGIN
SOCIAL MEDIA MANAGER



MORGAN HEALY
DIRECTOR OF CUSTOMER JOURNEY



DEE SADER
TECHNICAL & CREATIVE DESIGNER



RACHEL LERNER
OPERATIONS & CUSTOMER SERVICE MANAGER



These are just a few of the **dedicated people in our factory** whom we love!

This is **just the beginning** of our journey. Your investment will be the fuel that greatly impacts our brand and amplifies our growth. Our aim is to continue to create **innovative products** that instill positivity while generating profits and gains for our investors.



INVEST
BE A PART
OF OUR
ICONIC,
GAME
CHANGING
BRAND



Downloads

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